EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Thirteen weeks ended August 29, 2004
(As Restated, see Note 12 to the condensed consolidated financial statements)
Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of change in accounting	$200.3

Add/(deduct):
Fixed charges	103.8
Distributed income of equity method investees	3.0
Capitalized interest	(2.2)
Earnings available for fixed charges (a)	$304.9

Fixed charges:
Interest expense	$86.2
Capitalized interest	2.2
Interest in cost of goods sold	3.3
One third of rental expense (1)	12.1
Total fixed charges (b)	$103.8

Ratio of earnings to fixed charges (a/b)	2.9

(1)  Considered to be representative of interest factor in rental expense.

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